June 22, 2018

Jeffrey N. Simmons
President and Chief Executive Officer
Elanco Animal Health Inc.
2500 Innovation Way
Greenfield, Indiana 46140

       Re: Elanco Animal Health Inc.
           Draft Registration Statement on Form S-1
           Submitted May 25, 2018
           CIK No. 0001739104

Dear Mr. Simmons:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted May 25, 2018

Prospectus Summary
Overview, page 1

1. Please revise to clarify the basis for the statements that you are a leader in the U.S. in the disease prevention category and that you are a leader in providing alternatives to antibiotics.
 Jeffrey N. Simmons
FirstName LastNameJeffrey N. Simmons
Elanco Animal Health Inc.
Comapany NameElanco Animal Health Inc.
June 22, 2018
June 22, 2018 Page 2
Page 2
FirstName LastName
Risks Associated with Our Business, page 10

2. Please revise the description of your strengths, strategy and risks factors to ensure a balanced presentation. The risk factor discussion should be as prominent in detail and presentation as the discussion of your strengths and strategy. Please relocate the risk factor discussion to immediately follow the discussion of your strengths, expand each bullet to provide additional detail and highlight any risks relating to the separation and changes to your business by addressing them first.
Non-GAAP Financial Measures, page 17

3. In footnote (d) to your reconciliation of adjusted net income to reported net loss you indicate that "in jurisdictions where the adjustments create net operating loss positions, we applied the applicable tax rate that includes the tax effect of valuation allowances." As most of your non-GAAP adjustments are income adjustments we are unclear how such adjustments could create net operating loss positions. Please explain in further detail the meaning of your disclosure and how you arrived at the tax effect of adjustments for each period presented.
Selected Historical Combined Financial Data, page 56

4.       We note that you have included placeholders for basic and diluted net
(loss) income per
         share as well as basic and diluted weighted average shares outstanding for each period presented in your summary historical financial data on page 15 and your selected historical financial data on page 57. Please tell us how you calculated the number of shares considered outstanding. To the extent the share amounts reflect the number of shares of your common stock expected to be outstanding following the offering, these amounts should be clearly labeled as pro forma and presented for the latest fiscal year and interim period only in the filing.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Research and Development, page 77

5. Please disclose your research and development expenses incurred by nature or by product for the periods presented, or revise the disclosure to indicate why disaggregated information is not disclosed.
Liquidity and Capital Resources, page 78

6. Given the significance of your foreign operations, please enhance your liquidity disclosures to quantify the amount of foreign cash and cash equivalents as of the most recent balance sheet date. Please also address the potential impact of having cash outside the United States on your liquidity.
 Jeffrey N. Simmons
FirstName LastNameJeffrey N. Simmons
Elanco Animal Health Inc.
Comapany NameElanco Animal Health Inc.
June 22, 2018
June 22, 2018 Page 3
Page 3
FirstName LastName
Certain Relationships and Related Party Transactions, page 142

7. You disclose that prior to or concurrently with the completion of the offering, you intend to enter into various agreements with Lilly (e.g., tax matters agreement, R&D collaboration and license agreement). Please disclose in greater detail the contractual obligations and responsibilities of both parties, and the financial terms of each of the agreements. Please also tell us how you considered reflecting the financial obligations under the agreements within your contractual obligations table or in the note therein on page 80.
Report of Independent Registered Public Accounting Firm, page F-2

8. Please have your auditors revise their report so it is addressed to your shareholders and board of directors, as required by PCAOB Auditing Standard 3101. Notes to Financial Statements
Note 2   Summary of Significant Accounting Policies, page F-9

9. On page F-9 you indicate that provisions for returns, discounts and rebates are established in the same period the related sales are recognized. Please provide us with a roll forward of the liability for each estimate for each period presented showing the following:

             Beginning balance,
             Current provision related to sales made in current period, Current provision related to sales made in prior periods, Actual returns or credits in current period related to sales in current period,
             Actual returns or credits in prior period related to sales in prior period, and
             Ending balance.

         Tell us your consideration of providing this information in your filing including a discussion of the effect that changes in your estimates had on your revenues and operations in your MD&A.
Note 4   Acquisitions, page F-12

10. We note your disclosure of the total estimated fair value of assets acquired and liabilities assumed from the Galliprant Acquisition on page F-14. It does not appear that the contingent consideration of $43.6 million was included in the total consideration transferred. Please revise or advise.
Note 8   Goodwill and Other Intangibles, page F-19

11. Given the significance of goodwill and other intangible assets to your balance sheet, please expand to provide robust and comprehensive disclosure regarding your impairment testing policies, including a description of key assumptions used and how the key
 Jeffrey N. Simmons
Elanco Animal Health Inc.
June 22, 2018
Page 4
      assumptions are determined, and a discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions.
Note 15   Geographic and Product information, page F-37

12. You disclose that you operate as a single operating segment. Please tell us how you have assessed whether your five product categories or four geographic regions represent operating segments under ASC 280-10-50-1. Describe the frequency and contents of the discreet financial information for the product categories and/or geographic regions that is regularly reviewed by the CODM to make decisions about resources to be allocated and assess performance.
13. We note that non-U.S. revenue represented more than 50 percent of total revenue for all periods presented. Please confirm that no single non-U.S. country represents 10 percent or more of total revenue in any of the three years ended December 31, 2017. Refer to
      ASC 280-10-50-41.
Exhibits

14. We note that you have included "form of" related party agreements in the Exhibits index.
      Please confirm that final, signed agreements will be filed as exhibits in a pre-effective amendment. Please also confirm that the Senior Notes and credit agreements to be entered into prior to the completion of the offering will also be filed as exhibits.
General

15. Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus.
      Please note that we may have comments regarding this material.
       You may contact Sisi Cheng at 202-551-5004 or Sharon Blume at 202-551-3474 if you
have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Mary Beth Breslin at 202-551-3625 with any other questions.


FirstName LastNameJeffrey N. Simmons
                                                            Division of
Corporation Finance
Comapany NameElanco Animal Health Inc.
                                                            Office of
Healthcare & Insurance
June 22, 2018 Page 4
cc:       Corey R. Chivers - Weil, Gotshal & Manges LLP
FirstName LastName